Exhibit 99.1

Enerplus Announces Cash Dividend for January 2014

CALGARY, Dec. 20, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.09 per share will be payable on January 20, 2014 to all shareholders of record at the close of business on January 6, 2014. The ex-dividend date for this payment is January 2, 2014.

The CDN$0.09 per share dividend is equivalent to approximately US$0.084 per share if converted using the current Canadian/US dollar exchange rate of 0.9367. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

CO: Enerplus Corporation

CNW 06:00e 20-DEC-13